[COX RADIO LETTERHEAD]


                                                             July 31, 2006

VIA FACSIMILE and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Larry Spirgel, Assistant Director
              Melissa Hauber, Senior Staff Accountant
              Adam Washecka, Staff Accountant

                  Re:      Cox Radio, Inc.
                           Form 10-K for Fiscal Year ended December 31, 2005

                           Cox Radio, Inc.
                           Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 1-12187
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Dear Mr. Spirgel:

         We have received your comments set forth in a letter dated July 17, 2006, and addressed to the undersigned.  The remainder of this letter contains the text of your comments followed, in each case, by a response, as well as certain requested acknowledgements.

Form 10-K for Fiscal Year ended December 31, 2005

Item 1.  Business, page 3


         1.       We note that your license renewal applications for WFOX-FM, WHKO-FM and WHIO-AM remain pending due to the application by the FCC of the current newspaper/broadcast cross-ownership rule and that you have applied for temporary waivers.  Tell us how you considered these circumstances in determining that these licenses were indefinite-lived assets under SFAS 142.


         RESPONSE

         Cox Radio, Inc. (the "Company"), operates radio stations pursuant to renewable broadcasting licenses that are ordinarily granted by the FCC with a maximum term of eight years.  In assessing the initial useful lives assigned to these licenses, the
Company considered the guidance contained in paragraph 11 of  Statement of Financial Accounting Standards ("SFAS") No. 142,
Goodwill and Other Intangible Assets, as well as Example 4 in paragraph A1 of SFAS No. 142, and determined that each of the
Company's licenses were indefinite-lived intangible assets.  Thereafter, at each reporting period, the Company evaluates whether events and circumstances warrant a revision to the indefinite useful lives of these licenses, as prescribed by paragraph 16 of
SFAS No. 142.

         To that end, the Company reconsidered the useful lives of its licenses for WFOX-FM, WHKO-FM and WHIO-AM upon filing license renewal applications with the FCC (and has continued to do so at each subsequent reporting period), and concluded that the useful lives of these licenses continue to be indefinite.  This conclusion is primarily based on the fact that the pending status of these renewals is not due to any concerns raised by the FCC as to the Company's regulatory compliance with these licenses and/or the manner in which the Company operates the underlying radio stations; rather, these licenses are pending renewal until the FCC addresses certain administrative matters (that are not in any way connected to the Company's license renewal applications) remanded to it by the United States Court of Appeals for the Third Circuit pertaining to the FCC's recent revision of the newspaper/broadcast cross-ownership rules.  The temporary waivers were requested by the Company to allow time for resolution of these administrative issues.  Once the FCC addresses these administrative matters and the new cross-ownership rules have been finalized, the Company fully expects that its license renewal applications will be approved without the need for future waivers.  This expectation is grounded by the Company's belief that WFOX-FM, WHKO-FM and WHIO-AM continue to be operated in a manner consistent with the requirements set forth by the FCC, which provide for timely, orderly renewals, including the recent revision to the newspaper/
broadcast cross-ownership rules.  Furthermore, the FCC has never denied any of the Company's previous license renewal applications.

         The Company will continue to monitor the status of these license renewal applications at each reporting period and in the event of a change in the foregoing factors, or other unrelated factors, the Company will assess, at that time, whether the useful lives of these licenses are no longer indefinite.



Financial Statements

Item 4.  Acquisitions and Dispositions of Businesses, page 43

         2.       Refer to the 2nd to last paragraph of this footnote and explain to us in detail how you accounted for this exchange of stations.  Also tell us how you calculated the $2.9 million loss on loan guarantee related to this transaction.


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Securities and Exchange Commission
July 31, 2006
Page 2




         RESPONSE

         In January 2000, the Company sold its radio station, KGMZ-FM, to Honolulu Broadcasting, Inc. ("HBI"), for $6.6 million in cash and simultaneously entered into an agreement with HBI to provide sales and marketing services to KGMZ-FM under a joint sales agreement.  The Company also retained an option to reacquire KGMZ-FM for an amount equal to the then-current fair value of the radio station upon exercise of the option.  The funding for this transaction was provided by Wachovia Bank under a loan agreement for which the Company was the guarantor.  The terms of the loan guarantee prescribed that in the event the proceeds from a future sale of KGMZ (by HBI) were insufficient to repay the $6.6 million loan amount, the Company would be required to pay any shortfall between the loan and the purchase price of the radio station to Wachovia Bank in fulfillment of the guarantee.

         In August 2004, the Company announced that it had entered into an agreement with Salem Communications ("Salem") to acquire two radio stations, KRTR-AM (formerly KHNR-AM) and KKNE-AM (formerly KHCM-AM), serving the Honolulu, Hawaii market.  As part of this transaction, the Company agreed to exercise its option to acquire KGMZ-FM from HBI and to simultaneously exchange KGMZ-FM for
KHNR-AM and KHCM-AM with Salem.

         Prior to the August 2004 transaction, the $6.6 million loan guarantee was not recognized in the Company's consolidated financial statements, because the initial recognition and measurement provisions prescribed by paragraphs 9 and 10 of FASB
Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of
Indebtedness of Others, did not apply to guarantees issued prior to December 31, 2002.  Moreover, neither the guarantee nor the option to reacquire KGMZ-FM met the definition of a derivative instrument, as defined in paragraph 6 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

         The Company accounted for the exchange of these radio stations as a purchase business combination in accordance with SFAS
No. 141, Business Combinations, and obtained third-party appraisals of both the exchanged radio station (KGMZ-FM) and the acquired radio stations (KHNR-AM and KHCM-AM) during the third quarter of 2004.  These appraisals indicated a fair value of $4.0 million for the exchanged radio station and an aggregate fair value of $4.0 million for the two acquired radio stations.

         Since the appraisal indicated the fair value of KGMZ-FM was less than the amount of the aforementioned loan guarantee, the
Company recognized an estimated loss on loan guarantee in the third quarter of 2004.  Upon consummation of the transaction in the first quarter of 2005, the Company paid a total of $6.9 million in cash; $4.0 million to reacquire KGMZ-FM at fair value, $2.6 million to fund the shortfall between the fair value of KGMZ-FM and the loan guarantee and $0.3 million in transaction costs.
Accordingly, the Company recorded the net assets of KHNR-AM and KHCM-AM at their aggregate fair value of $4.0 million and recognized a loss on loan guarantee of $2.9 million.

         3.       Refer to the last paragraph of this footnote and explain to us how you accounted for the $2 million payment for the option to purchase certain radio stations.  Please also tell us the facts and circumstances that may require you to pay additional fees of up to $10 million and why you do not believe it was necessary to accrue this amount at December 31, 2005.  Please clarify your disclosure in future filings.


         RESPONSE

         In January 2005, the Company paid $2 million for an option to purchase certain radio stations for a fixed purchase price.
This option is exercisable at any time and expires in December 2007.  According to the terms of the option, if the Company exercises the option, the $2 million option payment will be applied to the purchase price for the stations. In addition, as part of the option agreement, the seller has reserved the right at two distinct times during the option term to require the Company to purchase the stations (the "First Put" and the "Second Put").  If the seller exercises either the First Put or the Second Put, the Company may refuse to purchase the stations at that time and pay $5 million as a put refusal payment, thereby retaining the option to purchase the stations through December 2007.  Therefore, if both the First Put and the Second Put are exercised, the Company would be required to pay up to $10 million in put refusal payments, collectively.  If during the option period, the Company exercises its right to purchase the stations, any amounts previously paid as put refusal payments also will be applied to the purchase price of the stations.  The Company determined that this option does not meet the definition of a derivative instrument, as defined in paragraph 6 of SFAS No. 133.

         The $2 million option payment was included as a non-current asset on the Company's balance sheets at December 31, 2005 and
March 31, 2006.  However, the Company did not accrue any amounts under SFAS No. 5, Accounting for Contingencies, at December 31,
2005 and March 31, 2006 related to either the First Put or the Second Put because the Company's assessment at each of those dates was such that it was not probable that the seller would exercise either the First Put or the Second Put. Furthermore, even in the event that the seller did elect to exercise its put, and the Company elected to make the corresponding put refusal payment, such payment would be accounted for as a non-current asset rather than expensed as incurred.  During July 2006, the seller exercised the First Put, and the Company paid the $5 million put refusal payment.  The Company will accrue this put refusal payment and classify the $5 million payment as a non-current asset on its June 30, 2006 balance sheet, just as the Company did with the initial
$2 million option premium.  In addition, based on the current facts and circumstances, the Company has determined that the seller's exercise of the Second Put is probable and, therefore, the Company also will accrue the Second Put refusal payment and classify that $5 million payment as a non-current asset on the June 30, 2006 balance sheet.

         The Company continually monitors the value of the stations subject to the purchase option, and assuming there is no material change in the current facts and circumstances relevant to the purchase, the Company expects to exercise its option to
acquire the stations prior to its expiration in December 2007.   Therefore, the Company believes the option's $2 million carrying value and its classification as a non-current asset was appropriate at December 31, 2005 and March 31, 2006, and that this accrual and that of the First Put refusal payment, as well as that of the Second Put refusal payment, are appropriate for June 30, 2006.
In the event that the value of the stations declines to an amount that would cause the Company to not exercise its purchase option, the Company would recognize the $12 million of cumulative payments ($2 million option premium plus two put refusal payments of
$5 million each) as expense in the period that such determination is made.



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Securities and Exchange Commission
July 31, 2006
Page 3



         The Company will include the following clarifying disclosure consistent with this response in its future filings, beginning with the Form 10-Q to be filed for the quarter ended June 30, 2006:

                  In January 2005, Cox Radio paid $2 million for an option to purchase certain radio stations for a fixed price.
         This option is exercisable at any time and expires in December 2007.  According to the terms of the option, if Cox Radio exercises the option, the $2 million option payment will be applied to the purchase price for the stations. In addition, as part of the option agreement, the seller has reserved the right at two distinct times during the option term to require Cox
         Radio to purchase the stations.  If the seller exercises either of these put rights, Cox Radio may refuse to purchase the stations at that time and pay $5 million as a put refusal payment, thereby retaining the option to purchase the stations through December 2007.  Therefore, if both the put rights are exercised, Cox Radio would be required to pay up to $10 million in put refusal payments.  If during the option period, Cox Radio exercises its right to purchase the stations, any amounts previously paid as put refusal payments also will be applied to the purchase price of the stations.  Under certain circumstances specified in the option agreement, Cox Radio may assign its option for value to a third party.  During July
         2006, the seller exercised its first put right, and Cox Radio paid the $5 million put refusal payment.  Cox Radio has accrued this payment and has classified it as a non-current asset in the Consolidated Balance Sheet at June 30, 2006.  In
         addition, based on the current facts and circumstances, Cox Radio has determined that the seller's exercise of its second put right is probable and, therefore, Cox Radio has accrued the $5 million second put refusal payment at June 30, 2006 as well.

Item 6.  Property and Equipment, page 44

         4.       Taking into consideration the circumstances that caused you to recognize an impairment charge on the Birmingham market goodwill, tell us whether you first tested your long-lived assets pursuant to SFAS 144.  If you did test your long-lived assets for impairment, explain to us in [detail] why an impairment charge was not recognized.
                  If you have not tested your long-lived assets for impairment, explain to us why not.  Please also tell us how you group your long-lived assets for purposes of testing your long-lived assets for impairment using the guidance of paragraphs 10-12 of SFAS 144.


         RESPONSE

         For purposes of testing long-lived assets for impairment in accordance with SFAS No. 144, the Company groups its long-lived assets at the local market level, the lowest level for which identifiable cash flows are largely independent of cash flows from other assets and liabilities.  In addition, the reporting unit for purposes of testing goodwill for impairment under SFAS No. 142, as well as the unit of accounting for purposes of assessing indefinite-lived intangible assets for impairment using the guidance contained in EITF Issue 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets, also resides at the market level. For purposes of testing long-lived assets for impairment, the Company has followed the guidance in paragraph 12 of
SFAS No. 144 that requires goodwill to be included in an asset group to be tested for impairment when the asset group is also a reporting unit under SFAS No. 142, as is the case here.

         Upon performing its annual goodwill impairment test as of December 31, 2005, the Company noted a potential impairment for the Birmingham market. Paragraph 8a of SFAS No. 144 indicates that a significant decrease in the value of a long-lived asset group, such as would be the case in the event that the goodwill of a particular reporting unit is potentially impaired when that reporting unit is also a long-lived asset group, is an example of an event or circumstance that would necessitate a recoverability test under
SFAS No. 144. Furthermore, paragraph 29 of SFAS No. 142 indicates that if goodwill and another asset group are tested for impairment at the same time, the asset group should be tested for impairment before goodwill.  In assessing whether the long-lived assets for the Birmingham asset group were impaired, the Company considered the guidance in paragraph 18 of SFAS No. 144, which states in part:

         Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall be made for the remaining useful life of the asset (asset group) to the entity.  The remaining useful life of an asset group shall be based on the remaining useful life of the primary asset of the group.  For purposes of this Statement, the primary asset is the principal long-lived tangible asset being depreciated or intangible asset being amortized that is the most significant component asset from which the asset group derives its cash-flow-generating capacity...  If the primary asset is not the asset of the group with the longest remaining useful life, estimates of future cash flows for the group should assume the sale of the group at the end of the remaining useful life of the primary asset.

         The "primary asset," as that term is used in paragraph 18 of SFAS No. 144, of the Birmingham asset group is [broadcast equipment], which had an average remaining life of approximately five years at December 31, 2005. However, in this case, the asset within the Birmingham asset group with the longest useful life is FCC licenses, which have an indefinite useful life. Accordingly, in performing its recoverability test of long-lived assets, the Company assumed the sale of the asset group at the end of the remaining five-year useful life of the primary asset.  Annually, the Company undertakes a detailed long-range planning process in order to estimate future financial performance of each market based on estimated audience share for each station, projected radio advertising revenues, and other facts that may impact future financial performance and cash flows.  Based on the results of this process, over the next five years, the Company expects the Birmingham asset group to generate undiscounted cash flows (including the assumed sale of the asset group) sufficient to support the recoverability of the Birmingham asset group and, therefore, no impairment of Birmingham's long-lived assets was necessary.

Item 7.  Goodwill and Other Intangible Assets, page 44




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Securities and Exchange Commission
July 31, 2006
Page 4



         5.       We note on page 40 and 45 that you reclassify the costs of signal upgrades from other assets to FCC licenses upon the completion of the upgrade.  Please tell us in more detail what kind of costs you capitalized for these signal upgrades and explain to us your basis for capitalizing these costs and classifying them as FCC licenses.
                  Reference all US GAAP literature that supports your accounting treatment.



         RESPONSE

         The Company has a strategy to improve its broadcast signal power for certain of its radio stations.  In order to boost its signal for a given station, due to FCC restrictions, the Company often needs a competing station in the market or in a nearby market to lower its signal power or change the direction/location of its signal, or otherwise modify its signal, so that there is no overlap of the two signals.  For example, the Company may have a station in City A operating at 50 kilowatts (kW) at 96.5 FM.  A competing station in City B, 45 miles away, operates at 10 kW at 96.3 FM (which could overlap with 96.5 due to its relative proximity on the FM dial).  The Company cannot increase its power from 50 kW because it will interfere with the signal of the station in City B.  Thus, the Company needs the City B station to lower its power or move its signal further away so the Company can increase the signal strength of its station in City A.

         The Company performs a strategic assessment of alternatives available to strengthen signal power for its stations by evaluating the feasibility of the signal change by using engineers and industry expertise to develop the best possible strategy for signal changes. Costs associated with feasibility studies are expensed as incurred. After the Company selects the most viable signal-change alternative, the Company contracts with a radio station owner to implement a signal change or with a third-party intermediary to execute the strategy for the signal change.  The radio station that enters into a facilities modification agreement to change its signal will then file a signal change request with the FCC.  To date, there have not been any final FCC denials of signal modification requests related to the Company's signal modifications.

         Under the facilities modification agreement, the Company will pay the station owner or intermediary a fee to effect the changes to a particular station that are necessary to allow the  signal modification at the Company's station.  The entire process can take from two to three years.

         The fees paid to the station owner or intermediary under the facilities modification agreement are accumulated in the Other
Assets account until the final FCC approval has been obtained for the Company's station to increase its signal strength.  Once final approval is received, the costs paid to the station owner or intermediary with respect to a particular station are reclassified from
Other Assets to Intangible Assets.  In reaching its conclusion to capitalize the foregoing costs, the Company considered the guidance in Paragraph 25 of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, which provides:

                      Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

Please note that, if the Company upgrades or otherwise improves its own towers or related assets in connection with a signal upgrade, the Company capitalizes such costs as Property, Plant & Equipment and does not reclassify such capitalized costs.

         The Company receives a future benefit in that the signal for its affected stations reaches a greater listening audience with a higher quality signal, thus improving ratings, future cash flows, and ultimately the value of the related FCC licenses.  The
Company's signal modification projects also typically result in an enhanced FCC license classification.  Upon the completion of each signal modification, the Company obtains a third-party appraisal of the FCC license, including both pre- and post-modification valuation amounts.  The increase in the value of the FCC license based on the third-party appraisal has always been in excess of the cost of the modification, thereby validating the Company's assertion as to the resulting enhancement in value of its FCC licenses.

         The Company further believes that the fees paid to the station owner or third-party intermediary in conjunction with these projects are analogous to costs incurred to enhance the value or extend the life of a long-lived asset, which would ordinarily be capitalized as a cost of the asset. Accordingly, the Company does not believe that such projects merely represent the internal development, maintenance or restoration of an existing asset, the costs of which would more appropriately be expensed as incurred pursuant to paragraph 10 of SFAS No. 142.  Instead, we respectfully submit that these projects substantially enhance the value of a previously acquired intangible asset-not merely maintain or restore such assets-for the reasons cited above.  Additionally, the
Company believes that its policy is consistent with others in the industry, and is aware of another registrant that discloses the same accounting policy in its filings with the SEC.

         6.       We note that you determined in 2005 that approximately $209 million of FCC licenses had been misclassified as goodwill in your balance sheet at December 31, 2004.  Describe for us in more detail the nature and cause of this error and confirm whether you re-performed your impairment test for FCC licenses for prior periods.


         RESPONSE

         In conjunction with the preparation of its consolidated financial statements for the year ended December 31, 2005, the
Company analyzed the book and tax bases of its intangible assets and determined that approximately $209 million of intangible assets were improperly classified as goodwill on its consolidated balance sheet at December 31, 2004.  The proper classification of this amount would have been FCC licenses, an indefinite-lived intangible asset.  It was determined that deferred tax liabilities attributable to the book-tax basis differences of these intangible assets were recognized when such assets were originally acquired during 1997 and 2000. However, paragraph 9d of SFAS No. 109 prohibits the recognition of a deferred tax liability or asset related to goodwill for which amortization is not deductible for tax purposes. Accordingly, the Company reviewed the historical documentation from the transactions in which these assets were acquired, including appraisal reports from its third-party



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Securities and Exchange Commission
July 31, 2006
Page 5



appraisers, and determined that these assets should have been classified as FCC licenses.  As a result of this analysis, the
Company properly stated its December 31, 2005 balance sheet and reclassified approximately $209 million from goodwill to FCC licenses in its December 31, 2004 balance sheet.

         The $209 million balance of FCC licenses that was reclassified relates primarily to two stations in the Atlanta market.
The Company also reviewed its previous impairment analyses under SFAS No. 142 and determined that if the $209 million had been properly classified as FCC licenses in prior periods, no additional impairment of either goodwill or FCC licenses would have occurred in any period.




                                                                   * * * * *



         As requested, the Company hereby acknowledges that:

(1)      It is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

(2)      SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclosure the SEC from taking any action with respect to any such filing; and

(3)      The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         We hope you will find this letter responsive to your comments.  If you have questions regarding our responses, please do not hesitate to contact me at 678-645-4310.



                                                              Sincerely,



                                                              /s/ Neil O. Johnston
                                                              ------------------------------------------
                                                              Neil O. Johnston
                                                              Vice President and Chief Financial Officer



cc:      Andrew A. Merdek
         Thomas D. Twedt
         Barry E. McLaurin


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